November 8, 2012

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	InspireMD, Inc.

Registration Statement on Form S-1

Filed September 24, 2012

File No. 333-184066

VIA FACSIMILE

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Cowen and Company, LLC, as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 11:00 a.m., Washington D.C. time, on November 13, 2012, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectuses: October 29, 2012

(ii) Dates of distribution: The preliminary prospectus dated October 29, 2012 was distributed from October 30, 2012 to November 8, 2012

(iii) Number of prospective underwriters and dealers to whom preliminary prospectuses were furnished: 2

(iv) Number of prospectuses so distributed: 100

The undersigned confirms that is has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

COWEN AND COMPANY, LLC

By:	/s/ Kevin Raidy
Name:	Kevin Raidy
Title:	Managing Director and Head of Investment Banking